SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A Publicly-held Company – C.N.P.J. 02.558.074/0001-73

NOTICE TO THE SHAREHOLDERS
 PAYMENT OF DIVIDENDS AND INTEREST ON THE OWN CAPITAL
FOR FISCAL YEAR 2010 – 1st INSTALLMENT

Vivo Participações S.A. (“Vivo Part” or “Company”), hereby publicly informs to the shareholders that, as from June 2, 2011, it will start paying Interest on the Own Capital – JSCP and Dividends for the fiscal year ended on 12.31.2010, with respect to common and preferred shares, benefiting shareholders of record of the Company at 12.30.2010 and 03.31.2011, respectively, which payment was resolved at the General Shareholders’ Meeting held on 03.31.2011, as per the Notice to Shareholders disclosed on 03.31.2011.

We hereby make it clear that the referred Interest on Own Capital and dividends shall be paid in two equal installments, as follows:

1) AMOUNTS PAYABLE PER SHARE

Earnings	Total Value per Commom and Preferred share	50% at 06/02/2011	Shareholding position date
Gross JSCP per share – R$ (1)	R$ 0.550564188	R$ 0.275282094	12/30/2010
Net JSCP per share – R$ (2)	R$ 0.467979560	R$ 0.233989780	12/30/2010
Dividends per share (3)	R$ 5.265010518	R$ 2.632505259	03/31/2011
  the gross values of JSCP per common or preferred shares will be paid to tax‐immune or tax‐exempted shareholders;
  the net values of JSCP shall be paid to taxed shareholders, after deduction of the withheld Income Tax at 15%; and, no withheld income tax is levied on the amounts of dividends, as set forth in art. 10 of Law nº 9.249/95.

The second installment payment shall occur until 12/21/2011 and will be subject of further notice to the shareholders.

2) FORM OF PAYMENT:

2.1.) Credit to the bank account designated by the shareholder and updated by the Trustee Institution of the book-entry shares of this company (Banco Bradesco) until 05/27/2011 for the first installment;
2.2.) Interest and Dividends related to shares under trust custody with the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, shall be paid to BM&FBOVESPA itself, which will transfer the amounts to the relevant shareholders through the custody agents; and
2.3.)  Payment from branches of the Trustee Institution, for those not falling within one of the preceding alternatives.

3) GENERAL INSTRUCTIONS
In order to qualify for receipt of the JSCP or dividends, a shareholder not registered as per item 2.1 above, shall be required to appear at the place of assistance, provided with evidence of a Bank Account for registration (optional), and with certified copies of the identification documents:
- Individual: CPF and Identity Card or equivalent; proof of updated address (2 months);
- Legal Entity: CNPJ, partners’ documents, Minutes of Meetings, Bylaws, proof of updated address (2 months), Articles of Association and their respective amendments.

It is mandatory to provide a power of attorney drawn-up with a notary’s office with specific powers for receipt of dividends, in case the Shareholder is represented by an attorney-in-fact, accompanied by the proof and certified copies of the above mentioned documents, as the case may be.

4) PLACES OF ASSISTANCE

All branches of the Trustee Institution of the book-entry shares of this Company, within the banking operating hours.

5) IMPORTANT NOTICE

In accordance with letter “a”, item II of Article 287 of Law no. 6404/76 – (“Brazilian Corporate Law”), the statute of limitations for receipt of dividends is of three (3) years, counted from the date on which the dividends are made available to the shareholders, and in case of the fiscal year ended on 12.31.2010, as the dividends will be paid in two installments, the statute of limitations will prevail 3 years from the payment of the second installment, which shall occur until 12.21.2011, and will be announced to the market timely.

São Paulo, May 24th, 2011.

Gilmar Roberto Pereira Camurra
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.